Amanda K. Maki
Lead Counsel, SEC & Reporting
Tel:  +1 713 309-4953
Fax:  +1 713 309-4631
Amanda.maki@lyondellbasell.com
May 24, 2011
Ms. Pamela Long
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.W.
Washington, D.C. 20549

Re:	Comment Letter dated May 4, 2011 relating to Amendment No. 2 to Registration Statement on Form S-1 (the “Form S-1”) of LyondellBasell Industries N.V. (the “Company”); Registration No. 333-170130
Dear Ms. Long:
               In connection with the Commission’s review of the Company’s Form S-1, we submit the following response to the comments included in your letter, which includes the original comments from your letter in bold italics followed by our responses.
               We understand that you will be reviewing our response and may have additional comments. We welcome any questions you may have and thank you for the attention devoted to our filing.
Legal Opinion, Exhibit 5.1
1.	Please revise the legal opinion to clearly opine that the 291,509,236 ordinary shares are validly issued, fully paid and non-assessable. We note that you have outstanding only ordinary shares; however, the opinion refers to the defined term “Offer Shares” in the first paragraph. The legal opinion on page 5 of this exhibit should clearly cover the “Registered Shares” as they are the shares being registered in this offering.
Counsel to the Company has revised the opinion, filed as Exhibit 5.1 to the Form S-1, as requested; the opinion contained in paragraph 1 of Section V refers to the defined Registered Shares.
2.	We reissue comment 11 of our letter dated November 9, 2010. Please delete part of the sentence in paragraph III(ii) that reads “. . . and that such persons when signing these documents had legal capacity to do so.”
The referenced portion of the sentence has been deleted in the opinion filed as Exhibit 5.1 to the Form S-1.

Ms. Pamela Long
Securities & Exchange Commission
May 24, 2011

3.	We note your response to comment 12 of our letter dated November 19, 2010. It does not appear that you have deleted the assumptions in paragraph III(v) and (vii) in the opinion dated October 25, 2010, which are the assumptions in paragraphs III(iv) and (vi) in the opinion dated April 15, 2011. Please revise and advise.
The assumptions referenced have been deleted from the opinion filed as Exhibit 5.1 to the Form S-1.
     The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
               We trust that the foregoing is responsive to your comments. If you have any question, please feel free to contact me at (713) 309-4953.

Very truly yours,
/s/ Amanda K. Maki

Amanda K. Maki
Lead Counsel, SEC & Reporting